   As filed with the Securities and Exchange Commission on November 14, 1997
                                                     Registration No. 033-54211

-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------


                       POST-EFFECTIVE AMENDMENT NO. 13 TO
                             REGISTRATION STATEMENT
                                  ON FORM S-2
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------



                            WAXMAN INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)
                                    Delaware
                        (State or other jurisdiction of
                         incorporation or organization)

                                      5074
            (Primary Standard Industrial Classification Code Number)
                                   34-0899894
                    (I.R.S. Employer Identification Number)

                               24460 Aurora Road
                          Bedford Heights, Ohio 44146
                                 (440) 439-1830
              (Address, including zip code, and telephone number,
            including area code, of registrant's principal offices)
                                   ----------
                                 ARMOND WAXMAN
                               24460 Aurora Road
                          Bedford Heights, Ohio 44146
                                 (440) 439-1830
           (Name, address, including zip code, and telephone number,
                  including area code, of agents for service)

                                   ----------
                                   Copies to:
                            SCOTT M. ZIMMERMAN, ESQ.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 758-9500
                                   ----------
          APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE
PUBLIC: As soon as practicable after this registration statement becomes effective.

               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: |X|

               If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: |_|

               If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _________

               If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _________

               If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

               The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.
                            ----------

                            WAXMAN INDUSTRIES, INC.

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

      ITEM OF FORM S-2                                  PROSPECTUS CAPTION OR LOCATION
      ----------------                                  ------------------------------
1.    Forepart of the Registration Statement and        Outside Front Cover Page of Prospectus
      Outside Front Cover Page of Prospectus

2.    Inside Front and Outside Back Cover               Available Information; Inside Front Cover and Outside
      Page of Prospectus                                Back Cover Pages of Prospectus

3.    Summary Information, Risk Factors and             Prospectus Summary; Incorporation of Certain Information
      Ratio of Earnings to Fixed Charges                by Reference; Risk Factors.

4.    Use of Proceeds                                   Inside Front Cover Page of Prospectus; Prospectus
                                                        Summary; Use of Proceeds

5.    Determination of Offering Price                   Not Applicable

6.    Dilution                                          Not Applicable

7.    Selling Security Holders                          Selling Security Holders; Plan of Distribution

8.    Plan of Distribution                              Outside Front Cover Page of Prospectus; Plan of
                                                        Distribution

9.    Description of Securities to be Registered        Outside Front Cover Page of Prospectus; Prospectus
                                                        Summary; Description of Warrants; Description of Capital
                                                        Stock

10.   Interests of Named Experts and Counsel            Legal Matters

11.   Information with Respect to the Registrant        Outside Front Cover Page of Prospectus; Available
                                                        Information; Incorporation of Certain Information by
                                                        Reference; Prospectus Summary; Risk Factors

12.   Incorporation of Certain Information by           Available Information; Incorporation of Certain
      Reference                                         Information by Reference

13.   Disclosure of Commission Position on              Not Applicable
      Indemnification for Securities Act Liabilities

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

           PROSPECTUS, SUBJECT TO COMPLETION, DATED NOVEMBER 14, 1997

                            WAXMAN INDUSTRIES, INC.

             2,764,800 WARRANTS TO PURCHASE SHARES OF COMMON STOCK 2,950,000 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE

         This Prospectus relates to the offer and sale of 2,764,800 warrants ("Restricted Warrants") to purchase shares of common stock, par value $.01 per share (the "Common Stock"), of Waxman Industries, Inc. (the "Company") and the 2,950,000 shares of Common Stock, subject to adjustment, issuable upon exercise of the Restricted Warrants and the Public Warrants (as defined below). The Restricted Warrants and the Public Warrants are referred to collectively herein as the "Warrants." An aggregate of 185,200 Warrants have been publicly traded since the registration of the offer and sale of the Warrants in May 1996. Therefore, this Prospectus does not cover the offer and sale of such 185,200 Warrants (the "Public Warrants"). The Restricted Warrants and shares of Common Stock referenced above offered hereby are sometimes collectively referred to herein as the "Securities." The Securities will be sold by the holders thereof (the "Selling Security Holders"). See "Selling Security Holders."

         On May 20, 1994, the Company issued Series A 12 3/4% Senior Secured Deferred Coupon Notes Due 2004 having an inital accreted value of $50,000,000 (the "Notes") together with the Warrants in exchange for $50,000,000 aggregate principal amount of the Company's then outstanding 13 3/4% Senior Subordinated Notes due June 1, 1999 (the "Senior Subordinated Notes") pursuant to a private exchange offer (the "1994 Private Exchange Offer") which was a part of a series of interrelated refinancing transactions.

         Each Warrant entitles the holder thereof to purchase one share of Common Stock, subject to adjustment in certain circumstances discussed below, at a cash exercise price of $2.45 per share, subject to adjustment in certain circumstances discussed below. The Company would receive all of the proceeds from the exercise of the Warrants. The Warrants are currently exercisable and expire on June 1, 2004. The Warrants were originally issued by the Company in a private placement to certain institutional investors. There is presently no active trading market for the Warrants and there can be no assurance that one will develop. The Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "WAX." On November 13, 1997 the last reported sales price per share of Common Stock, as reported by the NYSE, was $3 11/16.

         The Securities are being offered for the accounts of the Selling Security Holders. See "Selling Security Holders." The offer and sale of the Securities is being registered under the Registration Statement of which this Prospectus forms a part in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement (the "Equity Registration Rights Agreement"), dated as of May 20, 1994, between the Company and The Huntington National Bank, as Warrant Agent (the "Warrant Agent") under the Warrant Agreement dated as of May 20, 1994 between such Warrant Agent and the Company, on behalf of the original purchasers of the Warrants. The Company has agreed to pay all expenses of this offering but will not receive any of the proceeds from the sale of Securities being offered hereby. The aggregate proceeds to the Selling Security Holders from the sale of the Securities will be the purchase price of the Securities sold, less the aggregate underwriting fees, discounts and commissions, if any. See "Plan of Distribution."

         The Selling Security Holders directly, through agents designated from time to time or through dealers or underwriters also to be designated, may sell the Securities from time to time on terms to be determined at the time of sale. To the extent required, the specific Securities to be sold, the names of the Selling Security Holders, the purchase price, the public offering price, the names of any such agents, dealers or underwriters and any applicable commissions or discount with respect to a particular offer will be set forth in an accompanying Prospectus supplement (or, if required, a post-effective amendment to the Registration Statement of which this Prospectus forms a part). The distribution of the Securities of the Selling Security Holders may be effected in one or more transactions that may take place on the NYSE or the over-the-counter market, including ordinary broker's transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, commissions or discounts may be paid by the Selling Security Holders in connection with such sales.

         The Selling Security Holders and any broker-dealers, agents or underwriters that participate with the Selling Security Holders in the distribution of the Securities may be deemed to be "Underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for indemnification arrangements.

         PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS."
                   -----------------------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF CANADA OR ANY PROVINCE OR TERRITORY OF CANADA. THE SECURITIES ARE NOT BEING OFFERED FOR SALE AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN CANADA, OR TO ANY RESIDENT THEREOF, IN VIOLATION OF THE SECURITIES LAWS OF CANADA OR ANY PROVINCE OR TERRITORY OF CANADA.

         THIS DOCUMENT MAY NOT BE PASSED ON IN THE UNITED KINGDOM TO ANY PERSON UNLESS THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 9(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1988 OR IS A PERSON TO WHOM THIS DOCUMENT MAY OTHERWISE LAWFULLY BE ISSUED OR PASSED ON.



                       NOTICE TO NEW HAMPSHIRE RESIDENTS

         NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER CHAPTER 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.
                   -----------------------------------------

                 THE DATE OF THIS PROSPECTUS IS _________, 1997

                             AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, as well as such periodic reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and the address of such site is http://www.sec.gov. The Company's common stock is listed on the NYSE. Reports, proxy statements and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

        The Company has filed a Registration Statement on Form S-2 (together with all amendments thereto referred to herein as the "Registration Statement") under the Act, with the Commission covering the securities being offered by this Prospectus. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits and schedules thereto which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and are qualified in all respects by such reference.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


        The Company hereby incorporates by reference in this Prospectus the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 1997 filed with the Commission (File No. 001-10273) pursuant to the Exchange Act and the Company's Quarterly Report on Form 10-Q for its first quarter ended September 30, 1997 filed with the Commission (File No. 001-10273) on
November 12, 1997, pursuant to the Exchange Act.


        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


        Any person receiving a copy of this Prospectus may obtain without charge, upon request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents. Requests should be directed to Waxman Industries, Inc. 24460 Aurora Road, Bedford Heights, Ohio 44146, Telephone No: (440) 439-1830, attention: Vice-President-Finance.

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. References in this Prospectus to a particular fiscal year refer to the 12-month period ended on June 30 in that year.

        CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This Prospectus contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs of the Company and its management. When used in this document, the words "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "should," and similar expressions are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions, including, but not limited to, the risk that the Company may not be able to implement its deleveraging strategy in the intended manner, risks associated with currently unforeseen competitive pressures and risks affecting the Company's industry, such as decreased consumer spending, customer concentration issues and the effects of general economic conditions. In addition, the Company's business, operations and financial condition are subject to the risks, uncertainties and assumptions which are described in the Company's reports and statements filed from time to time with the Securities and Exchange Commission, including this Prospectus. Should one or more of those risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.

                                  THE COMPANY

        The Company believes it is one of the leading suppliers of specialty plumbing, security hardware and other products to the repair and remodeling market in the United States. The Company distributes its products to approximately 6,800 customers, including a wide variety of large national and regional retailers, professional security installers and independent retail customers. The Company's consolidated net sales were $120.1 million and $28.2 million in fiscal 1997 and for the three months ended September 30, 1997, respectively.

        The Company conducts its business primarily through its wholly-owned subsidiaries, Waxman Consumer Products Group Inc. ("Consumer Products"), WOC Inc. ("WOC") and TWI, International Inc. ("TWI"). WOC is comprised of two divisions, U.S. Lock ("U.S. Lock"), a distributor of a full line of security hardware products, and Medal Distributing, a supplier of hardware products. TWI includes the Company's foreign sourcing operations, including manufacturing, packaging and sourcing operations in China and Taiwan, and an operation in Mexico that threads galvanized and black pipe and imports malleable fittings. Consumer Products, WOC and Barnett Inc. ("Barnett") utilize the Company's and non-affiliated foreign sourcing suppliers.

        Consumer Products markets and distributes approximately 4,800 products to a wide variety of retailers, primarily do-it-yourself ("D-I-Y") warehouse home centers, home improvement centers, mass merchandisers and hardware stores. Consumer Products' customers include large national retailers such as Builders Square, Kmart, Sears and Wal-Mart, as well as several large regional D-I-Y retailers. According to rankings of the largest D-I-Y retailers published in National Home Center News, an industry trade publication, Consumer Products' customers include 14 of the 25 largest D-I-Y retailers in the United States. Consumer Products works closely with its customers to develop comprehensive marketing and merchandising programs designed to improve their profitability, efficiently manage shelf space, reduce inventory levels and maximize floor stock turnover. Consumer Products also offers certain of its customers the option of private label programs and direct import programs. Consumer Products' net sales for fiscal 1997 and for the three months ended September 30, 1997 were $58.2 million and $15.1 million, respectively.

        In recent years, the rapid growth of large mass merchandisers and D-I-Y retailers has contributed to a significant consolidation of the United States retail industry and the formation of large, dominant, product specific and multi-category retailers. These retailers demand suppliers who can offer a broad range of quality products and can provide strong marketing and merchandising support. Due to the consolidation in the D-I-Y retail industry, a substantial portion of Consumer Products' net sales are generated by a small number of customers. Furthermore, Consumer Products' largest customer, Builders Square, accounted for approximately 21.9%, 24.7% and 22.3%, and its parent, Kmart, accounted for 16.5%, 17.6% and 18.2% of Consumer Products' total net sales in fiscal 1997, 1996 and 1995, respectively. During fiscal 1997, the Company was advised by Kmart that, after it had completed a vendor review, Consumer Products had successfully retained the supply arrangements for plumbing and hardware products. In July 1997, Kmart announced that it agreed to sell its Builders Square chain to Leonard Green & Partners, a merchant-banking firm ("Leonard Green"). Leonard Green announced that it had also agreed to buy another home improvement retailer, Hechinger Co. ("Hechinger"), and that it would combine the two companies to form the nation's third largest home improvement chain. Leonard Green announced that it consummated the purchases of Builders Square and Hechinger effective as of October 1, 1997. Although Consumer Products is a long term supplier to Kmart and Builders Square, as well as a supplier to Hechinger, there can be no assurance that any of the foregoing relationships will continue or as to the terms of any of the relationships that do continue. In the event Consumer Products were to lose either Kmart or Builders Square as a customer or Kmart, Builders Square or the surviving entity through the Builders
Square / Hechinger merger were to significantly curtail its purchases from Consumer Products, there would be material adverse effects on the Company. Consumer Products would likely incur significant charges if a materially adverse change in its customer relationships were to occur.

        In furtherance of its continuing efforts to improve Consumer Products' prospects, during fiscal 1997, the Company decided to augment certain existing product lines, streamline its packaged plumbing product lines, enhance the appearance and appeal of its existing plumbing product packaging and undertake certain customer retention and development programs. The Company believes the redesign effort will help in its effort to diversify its customer base by attracting new business and retaining existing business. In order to minimize the financial impact, Consumer Products intends to rollout the redesign program during fiscal 1998 and 1999.


        During fiscal 1996, Consumer Products decided to exit from the distribution of electrical products to further focus its strategic direction. As the Company anticipated, the reorientation of Consumer Products' strategic focus initially resulted in a decrease in net sales, but the Company believes that the business reorientation will strengthen and improve Consumer Products' business in the long-term by allowing it to focus on its core business and products.

        Consumer Products' marketing strategy includes offering mass merchandisers and D-I-Y retailers a comprehensive merchandising program which includes design, layout and setup of selling areas. Sales and service personnel assist the retailer in determining the proper product mix in addition to designing department layouts to effectively display products and optimally utilize available floor and shelf space. Consumer Products supplies point-of-purchase displays for both bulk and packaged products, including color-coded product category signs and color-coordinated bin labels to help identify products, and backup tags to identify products that require reordering. Consumer Products also offers certain of its customers the option of private label programs for their plumbing and floor care products. In-house design, assembly and packaging capabilities enable Consumer Products to react quickly and effectively to service its customers' changing needs. In addition, Consumer Products' products are packaged and designed for ease of use, with "how to" instructions included to simplify installation, even for the uninitiated D-I-Y consumer.


        Barnett, of which the Company currently owns 44.6%, is a direct marketer and distributor of an extensive line of plumbing, electrical, hardware, HVAC and other products to approximately 60,000 active customers throughout the United States and Puerto Rico. Barnett offers approximately 10,200 name brand and private label products through its industry recognized Barnett(R) catalogs and telesales operations. Barnett markets its products through three distinct, comprehensive catalogs that target professional contractors, independent hardware stores and maintenance managers. Barnett's net sales for fiscal 1997 and for the three months ended September 30, 1997 were $160.1 million and $46.8 million, respectively. In fiscal 1997 and for the three months ended September 30, 1997, the Company recognized $5.8 million and $1.5 million, respectively, in equity income from this investment.

        The Company has two operations which are conducted through WOC. The more significant of the WOC operations is U.S. Lock, a full line supplier of security hardware products. WOC's other operation is the Medal Distributing division, a supplier of hardware products. Two of WOC's divisions were recently sold, including the Madison Equipment division ("Madison"), a supplier of electrical products, which was sold in late April 1997, and substantially all of the business of the LeRan Gas Products division ("LeRan"), a supplier of copper tubing, brass fittings and other related products, which was sold to Barnett on July 1, 1997. WOC's net sales amounted to $43.5 million in fiscal 1997 and $6.8 million for the three months ended September 30, 1997. Excluding the net sales attributable to Madison and LeRan, WOC's net sales would have been $24.6 million in fiscal 1997.

        The current corporate structure of the Company is as follows:


                            WAXMAN INDUSTRIES, INC.






                                WAXMAN USA INC.


 BARNETT        WAXMAN        WOC INC.      TWI, INTERNATIONAL, INC.
 INC.(1)       CONSUMER                         AND SUBSIDIARIES
               PRODUCTS
              GROUP INC.

----------------------
(1) Waxman USA Inc. ("Waxman USA"), a wholly-owned subsidiary of the Company, owns approximately 44.6% of the Barnett Common Stock (as defined herein).

                              RECENT DEVELOPMENTS

        The Company and Barnett consummated the initial public offering (the "Barnett Initial Public Offering") of the common stock of Barnett (the "Barnett Common Stock") in April 1996. In such offering, 7,207,200 shares, representing approximately 55.1% of the Barnett Common Stock, were sold in the aggregate by Barnett and the Company at an initial public offering price per share of $14.00, resulting in aggregate net proceeds of $92.6 million. As a result of the Company's conversion of a portion of the convertible non-voting preferred stock of Barnett, which was owned solely by Waxman USA, a wholly-owned subsidiary of the Company, to Barnett Common Stock during the fiscal 1996 fourth quarter, the Company beneficially owned approximately 49.9% of the Barnett Common Stock and, together with the convertible non-voting preferred stock of Barnett owned by Waxman USA, approximately a 54% economic interest of the capital stock of Barnett at June 30, 1996. In April 1997, the Company and Barnett consummated a secondary offering (the "Barnett Secondary Offering") of 1,300,000 shares of Barnett Common Stock and the Company converted its remaining convertible non-voting preferred stock of Barnett to Barnett Common Stock. As a result of these transactions, at June 30, 1997, the Company owned 44.5% of the outstanding shares of Barnett Common Stock. In July 1997, as a result of the sale of a substantial portion of the business of LeRan, one of WOC's operations, to Barnett, the Company received cash and an additional 24,730 shares of Barnett Common Stock which increased the Company's ownership to 44.6%. The Barnett Common Stock trades on the Nasdaq National Market under the symbol "BNTT."


        In connection with the Barnett Initial Public Offering and as part of the Company's efforts to decrease its leverage and increase its financial flexibility, in April 1996, Waxman USA consummated an exchange offer (the "Exchange Offer") pursuant to which it exchanged $43,026,000 principal amount of Waxman USA 11 1/8% Senior Notes due 2001 (the "Senior Notes") for a like principal amount of the Company's outstanding Senior Subordinated Notes, and in connection therewith, solicited consents to certain amendments to the indenture pursuant to which the Senior Subordinated Notes were issued. Generally, the amendments to the Senior Subordinated Note indenture eliminated virtually all of the restrictive covenants and events of defaults previously contained in such indenture. In January 1997, the Company consummated private exchange offers of an aggregate of $4,829,000 principal amount of Senior Notes for a like principal amount of the Company's outstanding Senior Subordinated Notes (the "Private Exchange Offers"). The Exchange Offer and the Private Exchange Offers decreased the Company's cash interest burden and extended the maturity of the Senior Subordinated Notes exchanged in the Exchange Offer and the Private Exchange Offers until June 1, 2001.

        On June 28, 1996, Waxman USA refinanced its existing bank credit facilities with a new credit facility (the "New Credit Agreement") provided by BankAmerica Business Credit, Inc. The New Credit Agreement, which expires in May 1999, provides, among other things, for revolving credit advances of up to $30 million and term loans of up to $5.0 million. As of September 30, 1997, availability under the New Credit Agreement totaled approximately $14.4 million.



        Since the consummation of the Barnett Initial Public Offering, the cash flow generated by such operations is no longer available to the Company. The Company relies primarily on Consumer Products for cash flow. Consumer Products may be adversely affected by prolonged economic downturns or significant declines in consumer spending. There can be no assurance that any such prolonged economic downturn or significant decline in consumer spending will not have a material adverse impact on the Consumer Products' business and its ability to generate cash flow. Furthermore, Consumer Products' largest customer, Builders Square, accounted for approximately 21.9%, and its parent, Kmart, accounted for 16.5% of Consumer Products' total net sales in fiscal 1997. During fiscal 1997, the Company was advised by Kmart that, after it had completed a vendor review, Consumer Products had successfully retained the supply arrangements for plumbing and hardware products. In July 1997, Kmart announced that it agreed to sell its Builders Square chain to Leonard Green. Leonard Green announced that it had also agreed to buy another home improvement retailer, Hechinger, and that it would combine the two companies to form the nation's third largest home improvement chain. Leonard Green announced that it consummated the purchases of Builders Square and Hechinger effective as of October 1, 1997. Although Consumer Products is a long term supplier to Kmart and Builders Square, as well as a supplier to Hechinger, there can be no assurance that any of the foregoing relationships will continue or as to the terms of any of the relationships that do continue. In the event Consumer Products were to lose either Kmart or Builders Square as a customer or Kmart, Builders Square or the surviving entity through the Builders Square/Hechinger merger were to significantly curtail its purchases from Consumer Products, there would be material adverse effects on the Company. Consumer Products would likely incur significant charges if a materially adverse change in its customer relationships were to occur.


        The Company's business strategy includes the reduction of its leverage by the sale of selected assets and the refinancing of its remaining indebtedness whenever possible. To that end, the Company sold Madison for $2.0 million in April 1997 and substantially all of the business of LeRan for $3.2 million in cash and 24,730 shares of Barnett Common Stock (with a value of $0.6 million at the time of the transaction) in July 1997.

        In July 1997, the Company retired $2.5 million of Senior Notes tendered in an offer to purchase $12.0 million principal amount of Senior Notes at par (the "Purchase Offer"). Upon expiration of the Purchase Offer, the Company called for the redemption of $9.5 million principal amount of Senior Notes that had not been tendered in the Purchase Offer and completed the redemption of such notes in August 1997.

                                  THE OFFERING

Securities Offered............... 2,764,800 Restricted Warrants to purchase shares of Common Stock. In addition, this Prospectus relates to the 2,950,000 shares of Common Stock issuable upon exercise of the Warrants, subject to adjustment in the event of any recapitalization, reclassification, stock dividend, stock split, reverse stock split, stock issuance below fair market value or other similar transaction.

Underlying Common Stock.......... Each Warrant is exercisable to purchase one share of Common Stock subject to adjustment under certain circumstances. See "Description of Warrants."

Exercise Price................... $2.45 per share, subject to adjustment in certain circumstances. See "Description of
                                  Warrants."

Exercise Period.................. The Warrants are currently exercisable. See
                                  "Description of Warrants."

Expiration Date.................. The Warrants expire at 5:00 p.m. New York
                                  City time on June 1, 2004.

Warrant Agent.................... The Huntington National Bank is serving as
                                  Warrant Agent under the Warrant Agreement.

Common Stock
Number of Shares................. 2,764,800 shares, subject to adjustment in certain circumstances, of Common Stock
                                  issuable upon the exercise of the Warrants.


Common Stock Outstanding......... 12,013,072 shares as of November 7, 1997
                                  (including 9,865,251 shares of Common Stock and 2,147,821 shares of Class B Common Stock).


NYSE symbol for
the Common Stock................. WAX

Proceeds of the Offering......... All of the proceeds from the sale of
                                  Securities offered hereby will be received by the Selling Security Holders. The Company will not receive any of the proceeds from this offering.

                                  If all of the 2,764,800 Restricted Warrants offered hereby are exercised at the initial exercise price of $2.45 per share, the Company would receive $6,773,760 which would be added to the Company's working capital and used for general corporate purposes, including repayment of debt.

        For more complete information regarding the Warrants, see
"Description of Warrants."

                                  RISK FACTORS

        Prospective purchasers of Securities offered hereby should carefully consider matters set forth under "Risk Factors," as well as other information and data included in this Prospectus.

                                  RISK FACTORS

        Prospective purchasers of Securities offered hereby should carefully read the entire Prospectus and, in particular, should consider, among other things, the following risks.

LEVERAGE


        The Company has a high degree of leverage. At September 30, 1997, the outstanding consolidated indebtedness (excluding trade payables and accrued liabilities) of the Company's wholly-owned operations was approximately $119.7 million. This high degree of leverage may have important consequences to the Company, including the following: (i) the ability of the Company to obtain additional financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations will be required to satisfy its debt service obligations; (iii) the Company may be more highly leveraged than its competitors, which may place it at a competitive disadvantage; and
(iv) the Company's high degree of leverage may make it more vulnerable in the event of a downturn in its business and may limit its ability to capitalize on business opportunities. In addition to the other matters set forth herein under "Risk Factors," the Company's future performance is subject to prevailing economic conditions and financial, business and other factors, many of which are beyond the Company's control. Although the Company believes that its operating cash flow will be sufficient to fund working capital and capital expenditures for the foreseeable future, the Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors. The Company currently believes that it must obtain a significant infusion of funds, either through additional debt refinancing transactions or the sale of equity and/or assets before any further significant deleveraging can occur. The $895,000 principal amount of Senior Subordinated Notes not exchanged in the Exchange Offer and the Private Exchange Offers mature in June 1999. In addition, cash interest on the Company's 12 3/4% Senior Deferred Coupon Notes due 2004 (the "Deferred Coupon Notes") is payable semi-annually commencing December 1999. The Company believes that there will not be sufficient cash flow from operations to make the December 1999 cash interest payment on the Deferred Coupon Notes. Accordingly, the Company's management currently intends to pursue a sale of assets or other capital raising transaction to satisfy such cash requirements. However, there can be no assurances that the Company will be able to consummate any such sale or capital raising transaction. There can also be no assurance that the Company will be able to refinance the Deferred Coupon Notes or the Senior Notes, respectively, at or prior to their respective maturities. In addition, the Company is a holding company with no operations of its own and, therefore, its ability to pay cash interest on the Deferred Coupon Notes commencing in December 1999 will require an increase in the Company's cash flow from current levels or a substantial reduction in the Company's level of indebtedness or the completion of other capital raising transactions, including asset sales. There can be no assurance that such increase in cash flow or reduction in indebtedness or other capital raising transaction will occur.


        To the Company's knowledge, its high degree of leverage has not resulted in the refusal by any of its customers, suppliers or manufacturers to do business with the Company or in the alteration of material terms which have had a material impact on the Company's business.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS; CONSEQUENCES OF FAILURE TO COMPLY


        The terms and conditions of the indentures under which the Senior Notes and Deferred Coupon Notes were issued contain, and the New Credit Agreement imposes, and any other future indebtedness of the Company will impose, certain material restrictions that affect, among other things, the ability of the Company and/or its respective subsidiaries to incur debt, pay dividends, make acquisitions, create liens, sell assets and make certain investments and materially change the nature or conduct of its business. Indentures to which the Company and Waxman USA are currently party permit the respective company to sell assets to the extent that such sales are for fair market value and the consideration received by the selling company consists of at least 85% cash or cash equivalents and the net proceeds not used to repay indebtedness senior to the securities issued under the particular indenture, or such securities, or otherwise not reinvested are used to offer to purchase the respective security issued under such indenture. The New Credit Agreement provides that the proceeds from any asset sale must be used to repay debt. The breach of any of the foregoing covenants would result in a default under the applicable debt instrument permitting the holders of indebtedness outstanding thereunder, subject to applicable grace periods, to accelerate such indebtedness. Any such acceleration may cause a cross-default under the instruments evidencing other indebtedness of the Company and/or Waxman USA, including the indentures, and there can be no assurance that the Company and/or Waxman USA would have sufficient funds to repay such obligations or assets to satisfy such obligations in the event of an acceleration of such other indebtedness. Due to changes in the Company's financial structure and continuing operations, the Company negotiated certain covenant modifications to the New Credit Agreement effective September 30, 1997. The Company was in compliance with all loan covenants at September 30, 1997.


        In addition, the New Credit Agreement requires Consumer Products and WOC (the "Borrowers") to maintain cash collateral accounts into which all available funds are deposited and applied to service amounts outstanding thereunder on a daily basis. If Consumer Products and WOC, the borrowers under the New Credit Agreement, were unable to borrow under the New Credit Agreement, due to a default or due to the failure to meet any other condition required to be met thereunder prior to borrowing (including any of the representations and warranties contained therein not being correct before and after giving effect to any such borrowing), the Borrowers would be left without an available source of cash.

CONTROL BY PRINCIPAL STOCKHOLDERS; CERTAIN ANTI-TAKEOVER EFFECTS


        Approximately 19.5% (and 15.2%, assuming the exercise of all of the Warrants offered hereby) of the outstanding shares of the Company's common stock, par value $.01 per share, and 83.0% of the outstanding shares of the Company's Class B common stock are beneficially owned by Melvin and Armond Waxman, brothers and the Chairman of the Board and Co-Chief Executive Officer and President and Co-Chief Executive Officer, respectively, of the Company (the "Principal Stockholders"). These holdings represent 62.4% (and 57.1%, assuming the exercise of all of the Warrants offered hereby) of the outstanding voting power of the Company. Consequently, the Principal Stockholders have sufficient voting power to elect the entire Board of Directors of the Company and, in general, to determine the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including any merger, consolidation, sale of all or substantially all of the Company's assets or "going private" transactions, and to prevent or cause a change in control of the Company. In addition, certain provisions in the Company's Certificate of Incorporation, By-laws and debt instruments, including the Change of Control provisions in the Indenture governing the Notes, may be deemed to have the effect of discouraging a third party from pursuing a non-negotiated takeover of the Company and preventing certain changes in control.


DEFICIENCY OF EARNINGS TO FIXED CHARGES


        Excluding the gains on the sales of Barnett Common Stock by the Company, equity earnings of Barnett and restructuring and other non-recurring charges, the Company's earnings were insufficient to cover its fixed charges by $17.8 million, $20.4 million, $9.0 million and $1.7 million for fiscal 1997, 1996, 1995 and the three months ended September 30, 1997, respectively. The Company believes that the successful implementation of its business strategy described herein will enable it to reduce or eliminate the deficiency of earnings to fixed charges. However, there can be no assurances regarding when such deficiencies will be reduced or eliminated or that the deficiencies experienced in the past will not reoccur.


FOREIGN SOURCING

        For fiscal 1997, products purchased from sources outside of the United States accounted for approximately 29.8% of the total product purchases made by the Company. Foreign sourcing involves a number of risks, including the availability of letters of credit, maintenance of quality standards, work stoppages, transportation delays and interruptions, political and economic disruptions, foreign currency fluctuations, expropriation, nationalization, the imposition of tariffs and import and export controls and changes in governmental policies (including United States' policy toward the foreign country where the products are produced), which could have an adverse effect on the Company's business. The occurrence of certain of these factors would delay or prevent the delivery of goods ordered by the Company's customers, and such delay or inability to meet delivery requirements could have an adverse effect on the Company's results of operations and on the Company's relationships with its customers. In addition, the loss of a foreign manufacturer could have a short-term adverse effect on the Company's business until alternative supply arrangements were secured.

RELIANCE ON KEY CUSTOMERS


        For fiscal 1997, 1996 and 1995, Consumer Products' largest customer, Builders Square, accounted for approximately 21.9%, 24.7% and 22.3% and its parent, Kmart, accounted for 16.5%, 17.6% and 18.2%, respectively, of Consumer Products' total net sales. During the same periods, the Company's ten largest customers accounted for approximately 36.5%, 23.0% and 24.0%, respectively, of the Company's total net sales. The loss of, or a substantial decrease in, the business of one or more of the Company's largest customers could have a material adverse effect on the Company's operations. During fiscal 1997, the Company was advised by Kmart that, after it had completed a vendor review, Consumer Products had successfully retained the supply arrangements for plumbing and hardware products. In July 1997, Kmart announced that it agreed to sell its Builders Square chain to Leonard Green. Leonard Green announced that it had also agreed to buy another home improvement retailer, Hechinger, and that it would combine the two companies to form the nation's third largest home improvement chain. Leonard Green announced that it consummated the purchases of Builders Square and Hechinger effective as of October 1, 1997. Although Consumer Products is a long term supplier to Kmart and Builders Square, as well as a supplier to Hechinger, there can be no assurance that any of the foregoing relationships will continue or as to the terms of any of the relationships that do continue. In the event Consumer Products were to lose either Kmart or Builders Square as a customer or Kmart, Builders Square or the surviving entity through the Builders Square/Hechinger merger were to significantly curtail its purchases from Consumer Products, there would be material adverse effects on the Company. Consumer Products would likely incur significant charges if a materially adverse change in its customer relationships were to occur.


        Since the consummation of the Barnett Public Offering, the Company relies primarily on Consumer Products for cash flow. Consumer Products' customers include D-I-Y warehouse home centers, home improvement centers, mass merchandisers, hardware stores and lumberyards. Consumer Products may be adversely effected by prolonged economic downturns or significant declines in consumer spending. There can be no assurance that any such prolonged economic downturn or significant decline in consumer spending will not have a material adverse impact on Consumer Products' business and its ability to generate cash flow.

PROCEEDS OF THE OFFERING

        The Company will not receive any of the proceeds of this offering. All of the proceeds of this offering will be received by the Selling Security Holders.

ABSENCE OF PUBLIC MARKET; EFFECT OF MARKET PRICE OF BARNETT COMMON STOCK

        At present, the Warrants are owned by a small number of investors and there is no active trading market for the Warrants. If an active trading market does not develop, purchasers of the Warrants may have difficulty liquidating their investment and the Warrants may not be readily accepted as collateral for loans. Accordingly, no assurances can be given as to the price at which holders of the Warrants will be able to sell the Warrants, if at all.

        The liquidity of and the market prices for the Warrants and Common Stock can be expected to vary with changes in market and economic conditions, the financial condition and prospects of the Company and other factors that generally influence the market prices of securities, including fluctuations in the market for warrants and common stock generally. In addition, the market price of the Common Stock may be affected by the market price of the Barnett Common Stock, which may be affected by the factors enumerated in the preceding sentence.

POSSIBLE FUTURE SALES OF SHARES BY THE SELLING SECURITY HOLDERS

        Subject to the restrictions described under "Risk Factors -- Shares Eligible for Future Sale" and applicable law, upon the effectiveness of the Registration Statement of which this Prospectus forms a part, the Selling Security Holders could cause the sale of any or all of the Warrants or underlying shares of Common Stock they own. The Selling Security Holders may determine to sell Warrants or the underlying shares of Common Stock from time to time for any reason. Although the Company can make no prediction as to the effect, if any, that sales of Warrants or shares of Common Stock owned by the Selling Security Holders would have on the market price of Common Stock prevailing from time to time, sales of substantial amounts of Warrants or Common Stock, or the availability of such Warrants or shares of Common Stock for sale in the public market, could adversely affect prevailing market prices of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE


        As of November 7, 1997, there were 9,865,251 shares of Common Stock outstanding and 2,147,821 shares of Class B Common Stock outstanding (convertible into 2,147,821 shares of Common Stock). To the extent such shares are not held by "affiliates" or otherwise subject to restrictions on resale, including those imposed by Section 16(b) of the Exchange Act, the Warrants, and upon exercise of the Warrants, the shares of Common Stock which are issuable upon exercise of the Warrants and offered hereby are eligible for sale in the public market. Although the Company can make no prediction as to the effect, if any, that sales of the Warrants and shares of Common Stock referred to above would have on the market price of the Common Stock prevailing from time to time, sales of a substantial amount of Warrants or Common Stock, or the availability of such Warrants or shares of Common Stock for sale in the public market could adversely affect prevailing market prices of the Common Stock.


                                USE OF PROCEEDS

        All of the proceeds from the sale of Securities offered hereby will be received by the Selling Security Holders. The Company will not receive any of the proceeds from this offering.

        If all of the 2,764,800 Restricted Warrants offered hereby are exercised at the initial exercise price of $2.45 per share, the Company would receive $6,773,760, which would be added to the Company's working capital and used for general corporate purposes, including repayment of debt.


                            SELLING SECURITY HOLDERS

        The following table sets forth certain information with respect to the Securities beneficially owned and offered hereby by each Selling Security Holder.


                                                      Restricted             Restricted
Name                                               Warrants Owned         Warrants Offered
----                                               ---------------        ----------------
Bank Of New York                                       277,000                  277,000
Bear Stern Securities Corp.                            597,400                  597,400
First Options of Chicago, Inc.                          30,000                   30,000
Goldman, Sachs & Co.                                    64,000                   64,000
UMB Bank, N.A./IFTC                                  1,162,300                1,162,300
Lehman Brothers, Inc.                                   80,000                   80,000
Merrill Lynch, Pierce, Fenner & Smith, Inc.            150,000                  150,000
Morgan Stanley & Co., Incorporated                      79,600                   79,600
SSB Custodian                                          324,500                  324,500
        Total                                        2,764,800                2,764,800

---------------

        The Company is registering, on behalf of each Selling Security Holder, the offer and sale of the number of Restricted Warrants set forth opposite such Selling Security Holder's name under the column captioned "Restricted Warrants Offered" and the same number of shares of Common Stock, subject to adjustment in certain circumstances, issuable upon exercise of the Restricted Warrants. As of the date hereof, no Warrants have been exercised to purchase shares of Common Stock. In addition, the Company is registering on behalf of Bear Stearns Securities Corp. and Donaldson, Lufkin & Jenrette, respectively, the offer and sale of 145,500 and 39,700, respectively, shares of Common Stock issuable upon the exercise of Public Warrants.

        Because the Selling Security Holders may offer all or some part of the Securities pursuant to this Prospectus and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of Securities to be offered for sale by the Selling Security Holders nor the amount of Securities that will be held by the Selling Security Holders upon termination of this offering. See "Plan of Distribution." To the extent required, the specific amount of Securities to be sold by the Selling Security Holders in connection with a particular offer will be set forth in an accompanying Prospectus supplement.

                          DESCRIPTION OF THE WARRANTS

         The Warrants were issued pursuant to the terms of a Warrant Agreement, dated as of May 20, 1994 (the "Warrant Agreement"), by and between the Company and The Huntington National Bank, as warrant agent (the "Warrant Agent"), on behalf of the original purchasers of the Warrants. The following summary of the material provisions of the Warrant Agreement and the Warrant Certificate attached thereto (the "Warrant Certificate") does not purport to be complete, and where reference is made to particular provisions of the Warrant Agreement or the Warrant Certificate, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Warrant Agreement and Warrant Certificate, which have been filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.

        The Warrants are currently exercisable. The Warrants will expire June 1, 2004. Upon exercise, each Warrant entitles the holder to receive one share of the common stock of the Company (the "Warrant Share") at a cash exercise price of $2.45, subject to adjustment in certain circumstances.

        Holders of the Warrants do not have any of the rights or privileges of the stockholders of the Company, including voting rights or rights to receive dividends, prior to exercise of the Warrants. The Company has reserved out of its authorized but unissued shares a sufficient number of shares of Common Stock for issuance upon exercise of the Warrants. The Common Stock issuable on exercise of the Warrants will be, when issued, fully paid and nonassessable.

ANTI-DILUTION

        The Warrants contain customary anti-dilution provisions, including adjustments in the event of a reclassification, recapitalization, stock dividend, stock split, reverse stock split, stock issuance below fair market value or other similar transaction, and including protections in the event of a transaction in which the Company is not the surviving entity.

METHOD OF EXERCISE

        The Warrants may be exercised by surrendering to the Warrant Agent the Warrant Certificates evidencing such Warrants, with the accompanying form of election to purchase properly completed and executed. Upon surrender of the Warrant Certificates and payment in cash of the exercise price, the Warrant Agent will deliver, or cause to be delivered, to or upon the written order of such holder, certificates representing the Warrant Shares to which such holder is entitled.

        Warrant Certificates will be issued in registered form only and no service charge shall be made for registration of transfer or exchange upon surrender of any Warrant Certificate at the office of the Warrant Agent maintained for that purpose. The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

AMENDMENT

        From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Agreement that has an adverse effect on the interests of holders or that affects the anti-dilution provisions contained therein shall require the written consent of registered holders of a majority of the then outstanding Warrants. The consent of each holder of a Warrant affected shall be required for any amendment pursuant to which the number of Warrant Shares which could be acquired upon exercise of Warrants would be decreased or the exercise period for the Warrants would be modified in any manner.

                         DESCRIPTION OF CAPITAL STOCK


        The authorized capital stock of the Company consists of 2,000,000 shares of Preferred Stock, $.01 par value, 22,000,000 shares of Common Stock, $.01 par value, and 6,000,000 shares of Class B Common Stock, $.01 par value. As of November 7, 1997, no shares of Preferred Stock, 9,865,251 shares of Common Stock and 2,147,821 shares of Class B Common Stock were issued and outstanding.


COMMON STOCK AND CLASS B COMMON STOCK

        Each share of Common Stock entitles the holder to one vote on all matters submitted to the stockholders, including the election of directors, and each share of Class B Common Stock entitles the holder to ten votes on all such matters. Except as set forth below, all actions submitted to a vote of stockholders are voted on by holders of Common Stock and Class B Common Stock voting together as a single class. The holders of Common Stock and Class B Common Stock vote separately as classes with respect to any amendments to the Company's Certificate of Incorporation that alter or change the powers, preferences or special rights of their respective classes of stock so as to affect them adversely, and with respect to such other matters as may require class votes under the Delaware General Corporation Law (the "DGCL").

        Dividends on the Class B Common Stock may not exceed those on the Common Stock. Each share of Common Stock and Class B Common Stock is equal in respect of rights to dividends and other distributions in stock or property of the Company (including distributions upon liquidation of the Company), except that in the case of dividends or other distributions payable on the Common Stock and the Class B Common Stock in shares of such stock, including distributions pursuant to split-ups or divisions of the Common Stock or the Class B Common Stock, only Common Stock will be distributed with respect to Common Stock and only Class B Common Stock will be distributed with respect to Class B Common Stock. In no event will either the Common Stock or the Class B Common Stock be split, divided or combined unless the other is split, divided or combined equally.

        The Class B Common Stock is not transferable by a holder except to or among such holder's spouse, certain of such holder's relatives and certain trusts established for their benefit. The Class B Common Stock is convertible into Common Stock on a share-for-share basis at any time.

        If the number of outstanding shares of Class B Common Stock at any time falls below 250,000 (as adjusted for any stock splits, combinations, stock dividends or further issuances of Class B Common Stock), the outstanding shares of Class B Common Stock will automatically be converted into shares of Common Stock.


        The Class B Common Stock may tend to have an anti-takeover effect. Since voting control of the Company is vested primarily in the holders of the Class B Common Stock, the issuance of the Class B Common Stock could render more difficult, or discourage, a hostile merger proposal, a tender offer or a proxy contest, even if such actions were favored by a majority of the holders of Common Stock. As of November 7, 1997 , Melvin Waxman and Armond Waxman beneficially owned an aggregate of approximately 83.0% of the outstanding Class B Common Stock and 62.4% of the aggregate outstanding voting power of the Company.


        The transfer agent and registrar for the Common Stock and Class B Common Stock is American Stock Transfer & Trust Company, New York, New York.

PREFERRED STOCK

        The Preferred Stock may be issued from time to time in one or more series, and the Board of Directors is authorized to fix the dividend rights and terms, any conversion rights, any voting rights, any redemption rights and terms (including sinking fund provisions), the rights in the event of liquidation and any other rights, preferences, privileges and restrictions of any series of Preferred Stock, as well as the number of shares constituting such series and the designation thereof. The Preferred Stock, if issued, will rank senior to the Company Common Stock as to dividends and as to liquidation preference. Holders of Preferred Stock will have no preemptive rights. The issuance of shares of Preferred Stock could have an anti-takeover effect under certain circumstances. The issuance of shares of Preferred Stock could enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the

Company by means of a merger, tender offer or other business combination transaction directed at the Company by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board of Directors, issuing new shares to dilute stock ownership of a person or entity seeking control of the Company or creating a class or series of Preferred Stock with voting rights. The issuance of shares of the Preferred Stock as an anti-takeover device might preclude stockholders from taking advantage of a situation which they believed could be favorable to their interests. No shares of Preferred Stock are outstanding, and the Company has no present plans to issue any shares of Preferred Stock.

                             PLAN OF DISTRIBUTION

        Any or all of the Securities may be sold from time to time to purchasers directly by the Selling Security Holders. Alternatively, the Selling Security Holders may from time to time offer the Securities through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of Securities for whom they may act as agents. The Selling Security Holders and any such underwriters, dealers or agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act, and any profit on the sale of the Securities by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Securities may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The distribution of Securities by the Selling Security Holders may be effected in one or more transactions that may take place on the NYSE or the over-the-counter market, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, discounts and commissions may be paid by the Selling Security Holders in connection with such sales of Securities.

        At the time a particular offer of Securities is made, to the extent required, a supplement to this Prospectus will be distributed (or, if required, a post-effective amendment to the Registration Statement of which this Prospectus is a part will be filed) which will identify the specific Securities being offered and set forth the aggregate amount of Securities being offered, the purchase price and the terms of the offering, including the name or names of the Selling Security Holders and of any underwriters, dealers or agents, the purchase price paid by any underwriter for Securities purchased from the Selling Security Holders, any discounts, commissions and other items constituting compensation from the Selling Security Holders and/or the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. In addition, an underwritten offering will require clearance by the National Association of Securities Dealers, Inc. of the underwriter's compensation arrangements. The Company will not receive any of the proceeds from the sale by the Selling Security Holders of the Securities offered hereby. All of the filing fees and other expenses of this Registration Statement will be borne in full by the Company, other than any underwriting fees, discounts and commissions relating to this offering.

        Pursuant to the Equity Registration Rights Agreement, the Company will use its best efforts to keep the Registration Statement of which this Prospectus forms a part effective under the Act for a period of three years following the initial effective date of such Registration Statement (or such shorter period as permitted under the Equity Registration Rights Agreement) and the Company will pay substantially all of the expenses incident to the offering and sale of the Securities to the public, other than underwriting fees, discounts and commissions. The Equity Registration Rights Agreement provides for cross-indemnification of the Selling Security Holders and the Company, to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the Securities. The Equity Registration Rights Agreement also provides that in connection with an underwriting offering, the Company will indemnify the underwriters thereof, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided with respect to the indemnification of the Selling Security Holders signatory to such agreement, except with respect to information provided by such underwriters specifically for inclusion within the appropriate registration statement. The period beginning on the date the Equity
Registration Statement is first declared effective by the Commission and ending on the date which is three years after the expiration of the Warrants or, if earlier, the date on which all Warrants and Warrant Shares have been sold pursuant to the Equity Registration Statement or the date three years after all Warrants have been exercised, is referred to as the "Effectiveness Period." In the event that the Equity Registration Statement is not filed or effective by, or continuously effective through, the dates referred to above or prior to the end of the Effectiveness Period, the Commission shall have issued a stop order suspending the effectiveness of the Equity Registration Statement or the prospectus contained in the Equity Registration Statement, as amended or supplemented, shall (x) not contain current information required by the Securities Act and the rules and regulations promulgated thereunder or (y) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Company agreed to pay, or cause to be paid, as liquidated damages and not as a penalty, to each holder of a Warrant or Warrant Share, an amount equal to $0.0025 per week per Warrant or Warrant Share, as the case may be, for each week beginning on such date and ending 90 days thereafter. Such liquidated damages shall be increased by $0.0025 per week per Warrant or Warrant Share, as the case may be, at the beginning of each subsequent 90-day period up to a maximum aggregate amount of $0.01 per week per Warrant or Warrant Share, as the case may be. The Company agreed to pay all expenses incident to the Company's performance of or compliance with the Equity Registration Rights Agreement, including the reasonable fees and expenses of counsel to the original purchasers of the Warrants but excluding any underwriting fees, discounts or commissions attributable to the sale of the Warrants or Warrant Shares. Each of the Company and the Warrant Agent, on behalf of the original purchasers of the Warrants, pursuant to the Equity Registration Rights Agreement, agreed to indemnify the other party, its officers, directors and controlling persons in respect of certain liabilities and expenses arising, under certain circumstances, out of any registration of the Securities pursuant to the Equity Registration Rights Agreement.

        Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Securities may not simultaneously engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the Securities by the Selling Security Holders.

        In order to comply with certain states' securities laws, if applicable, the Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Securities may not be sold unless the Securities have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

        The Warrants originally issued by the Company in the 1994 Private Exchange Offer contained legends as to their restricted transferability. In addition, the certificates for Common Stock issuable upon exercise of the Warrants would contain, legends as to their restricted transferability. Upon the effectiveness of the Registration Statement of which this Prospectus forms a part and the transfer of the Securities pursuant thereto, these legends will no longer be necessary, and accordingly, new certificates representing such Securities will be issued to the transferee without any such legends unless otherwise required by law.

        In addition to sales pursuant to the Registration Statement of which this Prospectus forms a part, the Warrants and the shares of Common Stock issuable upon exercise of the Warrants may be sold in accordance with Rule 144 under the Securities Act.

                                 LEGAL MATTERS

        The legality of the securities covered by this Prospectus has been passed upon by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York, counsel to the Company.


                                    EXPERTS

        The consolidated financial statements of the Company as of June 30, 1996 and June 30, 1997 and for each of the three years in the period ended June 30, 1997 appearing in the Company's Annual Report and incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for certain long-lived assets and procurement costs as discussed in Notes 3 and 5 to the consolidated financial statements.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION                    WAXMAN INDUSTRIES, INC.
OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE HEREIN,
IN CONNECTION WITH THIS OFFER AND, IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED
UPON.  THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER                              2,764,800
TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THESE                     Warrants to
SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS                 Purchase Common Stock
UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH                         -------------------
JURISDICTION.  THE DELIVERY OF THIS PROSPECTUS AT ANY
TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT
AS OF ANY TIME SUBSEQUENT TO ITS DATE.                                           2,950,000
                                                                                  Shares of
                                                                                Common Stock
                                                                          Par Value $.01 Per Share
                   --------------------
                     TABLE OF CONTENTS
                                                       PAGE

                                                                              ----------------
AVAILABLE INFORMATION.....................................3                      PROSPECTUS
                                                                              ----------------
INCORPORATION OF CERTAIN INFORMATION
        BY REFERENCE......................................3

PROSPECTUS SUMMARY........................................4                          , 1997
                                                                              ----------------
RISK FACTORS..............................................9

USE OF PROCEEDS..........................................12

SELLING SECURITY HOLDERS.................................12

DESCRIPTION OF THE WARRANTS..............................12

DESCRIPTION OF CAPITAL STOCK.............................13

PLAN OF DISTRIBUTION.....................................14

LEGAL MATTERS............................................16

EXPERTS .................................................16

                                    PART II

                    Information Not Required in Prospectus

Item 14.  Other Expenses of Issuance and Distribution

        The following expenses incurred in connection with this Registration Statement will be paid by the Company. The Selling Security Holders will not bear any of such expenses.

   Filing Fees - Securities and Exchange Commission       $         --
   Accounting Fees and Expenses                                  5,000*
   Legal Fees and Expenses                                      15,000*
   Printing Fees and Expenses                                    2,500*
   Miscellaneous Expenses                                        2,500*
                                                          -------------
   Total                                                  $     25,000*

*  Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

           The indemnification of officers and directors of the Registrant is governed by Section 145 of the DGCL and the Certificate of Incorporation of the Company (the "Certificate"). Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party or is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. No indemnification may be made in any such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard of conduct has been met by the party to be indemnified. The determination must be made by a majority of the directors who were not parties to the action, suit or proceeding, even though less than a quorum, or if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or by the stockholders. The statute authorizes the corporation to pay expenses (including attorneys' fees) incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. Such expenses (including attorneys' fees) incurred by other employees and agents may be paid upon such terms and conditions, if any, as the Board may determine. The DGCL provides that indemnification and advances of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

           The Certificate of Incorporation of the Company provides that each person who is a party to or involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of the Company, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL against all expense, liability and loss reasonably incurred by such person in connection therewith. The Certificate of Incorporation provides that the right to indemnification contained therein is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the DGCL requires, the payment of such expenses incurred in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified.
The Company maintains directors' and officers' liability insurance covering certain liabilities incurred by the directors and officers of the Company in connection with the performance of their duties.

ITEM 16.  EXHIBITS

  4.1(1) Indenture, dated as of May 20, 1994, by and between Waxman Industries, Inc. and The Huntington National Bank, as Trustee, with respect to the Senior Secured Deferred Coupon Notes, including the form of Senior Secured Deferred Coupon Notes (Exhibit 4.1 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

  4.2(2) First Supplemental Indenture, dated as of January 19, 1996, by and between Waxman Industries, Inc. and The Huntington National Bank, as Trustee.

  4.3(1) Warrant Agreement, dated as of May 20, 1994, by and between Waxman Industries, Inc. and The Huntington National Bank, as Warrant Agent (Exhibit 4.2 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

  4.4(1) Warrant Certificate (Exhibit 4.3 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

  5.1(1) Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding legality (filed as Exhibit 5.1 to this Registration Statement).

10.1(1) Lease between Waxman Industries, Inc. as Lessee and Aurora Investment Co. as Lessor dated June 30, 1992 (Exhibit 10.1 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-5888, incorporated herein by reference).

10.2(1) Policy Statement (revised as of June 1, 1980) regarding Waxman Industries, Inc.'s Profit Incentive Plan (Exhibit 10(c)-1 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1984, File No. 0-5888, incorporated herein by reference).

10.3(1) Form of Stock Option Agreement between Waxman Industries, Inc. and its Directors (Exhibit 10.5 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1991, File No. 0-5888, incorporated herein by reference).

10.4(1) Employment Contract dated January 1, 1992 between Waxman Industries, Inc. and John S. Peters (Exhibit 10.6 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-5888, incorporated herein by reference).

10.5(1) Employment Agreement dated November 1, 1994 between Waxman Consumer Products Group Inc. and Laurence Waxman. (Exhibit 10.6 to Waxman Industries, Inc.'s Amendment No. 4 on Form S-2 to Form S-1 filed October 10, 1995, Registration No. 33-54211, incorporated herein by reference).

10.6(1) Tax Sharing Agreement dated May 20, 1994 among Waxman Industries, Inc., Waxman USA, Barnett Inc., Waxman Consumer Products Group Inc., WOC Inc. and Western American Manufacturing, Inc. (Exhibit 10.6 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

10.7(1) Intercorporate Agreement dated May 20, 1994 among Waxman Industries, Inc., Waxman USA, Barnett Inc., Waxman Consumer Products Group Inc., WOC Inc. and Western American Manufacturing, Inc. (Exhibit 10.7 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

10.8(2) Intercorporate Agreement dated March 28, 1996 among Barnett Inc., Waxman Industries, Inc., Waxman USA Inc., Waxman Consumer Products Group Inc., WOC Inc. and TWI, International Inc.


10.9(1) Credit Agreement dated as of May 20, 1994 among Waxman USA, Inc., Barnett Inc., Waxman Consumer Products Group Inc. and WOC Inc., the Lenders and Issuers party thereto and Citicorp USA, Inc. as Agent, and certain exhibits thereto (Exhibit 10.8 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

10.10(1) Term Loan Credit Agreement dated as of May 20, 1994 among Waxman USA Inc., Barnett Inc., Waxman Consumer Products Group Inc. and WOC Inc., the Lenders and Issuers party thereto and Citibank, N.A., as Agent (Exhibit 10.9 to Waxman Industries, Inc.'s Form S-4 filed June 20, 1994, incorporated herein by reference).

10.11(1) Amendment No. 2 to the Term Loan Agreement and Amendment No. 1 to the Revolving Credit Agreement among Waxman USA Inc., Barnett Inc., Waxman Consumer Products Group Inc. and WOC Inc., the Lenders and Issuers party thereto and Citibank, N.A., as Agent. (Exhibit 10.11 to Waxman Industries, Inc.'s Amendment No. 4 on Form S-2 to Form S-1 filed October 10, 1995, Registration No. 33-54211, incorporated herein by reference).

10.12(2) Amended and Restated Credit Agreement dated as of April 3, 1996 among Waxman USA Inc., Waxman Consumer Products Group Inc., WOC Inc., the Lenders and Issuers party thereto and Citibank, N.A., as agent, and certain exhibits thereto.

10.13(2) Standstill Agreement dated March 28, 1996 between Waxman Industries, Inc. and Barnett Inc.

10.14(2) Indenture, dated as of April 3, 1996, by and between Waxman USA Inc. and the United States Trust Company of New York, as Trustee, with respect to the 11 1/8% Senior Notes due 2001 of Waxman USA Inc., including the form of Senior Notes.

10.15(2) Registration Rights Agreement, dated as of April 3, 1996, by and between Waxman USA Inc. and the United States Trust Company of New York.

10.16(1) Loan and Security Agreement dated as of June 28, 1996 among the Financial Institutions named therein and BankAmerica Business Credit, Inc., as the Agent, Waxman Consumer Products Group Inc. and WOC Inc., including certain exhibits thereto (Exhibit 4.33 to Waxman Industries, Inc.'s Annual Report on Form 10-K for the year ended June 30, 1996, File No. 001-10273, incorporated herein by reference).

10.17(1) Waxman Industries, Inc. 1996 Non-Employee Directors' Restricted Share Plan (Exhibit A to Waxman Industries, Inc. 1996 Proxy Statement, File No. 001-10273, incorporated herein by reference).

10.18(3) SAR Agreement, dated as of March 29, 1996, between Waxman Industries, Inc. and Armond Waxman.

10.19(3) SAR Agreement, dated as of March 29, 1996, between Waxman Industries, Inc. and Melvin Waxman.

10.20(3) SAR Agreement, dated as of September 27, 1996, between Waxman Industries, Inc. and Laurence Waxman.

12.1(1) Statement re: computation of ratio (Exhibit 12.1 to Waxman Industries, Inc.'s Form S-1 filed July 18, 1995, incorporated herein by reference).

13.1(1) Waxman Industries, Inc.'s Annual Report on Form 10-K for its fiscal year ended June 30, 1997 (File No. 001- 10273, incorporated herein by reference).

13.2(1) Waxman Industries, Inc.'s Quarterly Report on Form 10-Q for its first quarter ended September 30, 1997 (File No. 001-10273, incorporated herein by reference).


23.1       Consent of Arthur Andersen LLP.

23.2(1) Consent of Shereff, Friedman, Hoffman & Goodman, LLP (contained in its opinion filed as Exhibit 5.1 to this Registration Statement).

24.1(3)    Power of Attorney.

------------------

(1)        Incorporated herein by reference as indicated.
(2)        Filed on April 15, 1996.
(3)        Filed on January 24, 1997.


           (b)    Financial Statement Schedules

                  All schedules have been omitted because the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements including notes thereto.


ITEM 17.  UNDERTAKINGS

           A.     The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or
                  events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value in securities offered would not exceed that which was registered) and any deviation from the low or high end of the maximum offering range may be reflected on the form of prospectus filed with the Commission pursuant Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an
                                     II-4
                  employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        D. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, Waxman Industries, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio on the 14th day of November, 1997.



                            WAXMAN INDUSTRIES, INC.


                            By:/s/ Armond Waxman
                               ---------------------------------------
                               Armond Waxman
                               President, Co-Chief Executive
                               Officer and Director


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              Signature                          Title                                            Date
              ---------                          -----                                            ----
                    *                     Chairman of the Board,                               November 14, 1997
--------------------------------------    Co-Chief Executive Officer and Director
         Melvin Waxman

    /s/ Armond Waxman                     President, Co-Chief Executive                        November 14, 1997
--------------------------------------    Officer and Director
         Armond Waxman

                  *                       Senior Vice President and Director                   November 14, 1997
--------------------------------------
         Laurence Waxman

                  *                       Vice-President-Finance                               November 14, 1997
--------------------------------------
         Mark Wester

                  *                       Director                                             November 14, 1997
--------------------------------------
         William R. Pray

                  *                       Director                                             November 14, 1997
--------------------------------------
         Samuel Krasney

                  *                       Director                                             November 14, 1997
--------------------------------------
         Irving Friedman

                  *                       Director                                             November 14, 1997
--------------------------------------
         Judy Robins

by:    /s/ Armond Waxman
    ------------------------
    Attorney-In-Fact
